UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE
Mail Stop 5546
								June 15, 2006

Via Facsimile (303) 889-6262 and US Mail

Henry C. Duques
Chief Executive Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 80111

	Re:	First Data Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed February 24, 2006
 		File No. 1-11073

Dear Mr. Duques:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media sources and your website that you may have operations in, or contacts with, Cuba and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce
Department`s Bureau of Industry and Security and the U.S. Treasury Department`s Office of Foreign Assets Control. For example, we note reports that there may be dozens of Western Union offices in Cuba, and that these offices may facilitate remittances estimated in the hundreds of millions of dollars annually. We note that the Form 10-K does not contain any information relating to operations in, or ties to, Cuba or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba and Syria, including through subsidiaries, affiliates, agent offices and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba and Syria. We note, in this regard, the statement on page two that no individual foreign country is material to your total revenues or long-lived assets.

Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Finally, we note that
Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba and Syria. Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba and Syria, and any internal risk assessment undertaken in connection with business in those countries.

3. Your website indicates that you may facilitate money transfers to the Palestinian Authority. Please discuss, consistent with comments one and two above, the nature and materiality of your contacts with or through the Palestinian Authority, and describe any actions you have taken or anticipate taking in light of the recent determination by OFAC that US persons are prohibited from engaging in unauthorized transactions with the Palestian Authority, and the recent U.S. State
Department policy barring dealings with Hamas-controlled Palestinian government agencies and with officials of Palestinian government ministries.

4. We note the risk factor "Changes in laws, regulations and enforcement activities ..." on page 25, including references to money transfer and payment instrument regulations and laws intended to prevent illicit activities. Consider briefly expanding this risk factor in future filings to also address U.S. economic sanctions programs and anti-terrorist laws and regulations, such as the ones identified in the fourth paragraph on page 19 and the second paragraph on page 21.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
Henry C. Duques
First Data Corporation
June 15, 2006
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